FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of September, 2007
                              05 September 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 05 September 2007



TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):


British Sky Broadcasting Group plc


2. Reason for the notification (please state Yes/No): ( )


An acquisition or disposal of voting rights: ( Yes )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : ( )


3. Full name of person(s) subject to the notification obligation (iii):

Templeton Global Advisors Limited


4. Full name of shareholder(s) (if different from 3.) (iv):

Bank of New York
Citibank
Euroclear
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank
Merrill Lynch Intl. Ltd.
Royal Trust Corp. of Canada
State Street Bank


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

3 September 2007


6. Date on which issuer notified:

5 September 2007


7. Threshold(s) that is/are crossed or reached:

Below 5%


8. Notified details:

..................


A: Voting rights attached to shares

Class/type of shares if possible using    Situation previous to the Triggering
the ISIN CODE                             transaction (vi)

                                       Number of       Number of voting Rights
                                       shares          (viii)

Ordinary of GBP 0.5                    103,156,955     5.89%
ISIN: GB0001411924



Resulting situation after the triggering transaction (vii)

Class/type of shares if          Number of   Number of voting   % of voting
possible using the ISIN CODE     shares      rights (ix)        rights

                                 Direct      Direct  Indirect   Direct Indirect
                                             (x)     (xi)

Ordinary of GBP 0.5                                                    Below 5%
ISIN: GB0001411924


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration  Exercise/      Number of voting rights that may   % of
financial   Date        Conversion     be acquired if the instrument is   voting
instrument  (xiii)      Period/ Date   exercised/ converted.              rights
                        (xiv)



Total (A+B)
Number of voting rights    % of voting rights



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

..................



Proxy Voting:


10. Name of the proxy holder:

..................


11. Number of voting rights proxy holder will cease to hold:

..................


12. Date on which proxy holder will cease to hold voting rights:

..................

13. Additional information:

..................


14. Contact name:

Lori A. Weber
Assistant Secretary, Franklin Resources, Inc.


15. Contact telephone number:

954-847-2283



                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 September 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary